

Mail Stop 4561

October 6, 2006

Michael W. DePasquale
Chief Executive Officer
BIO-Key International, Inc.
3349 Highway 138
Building D, Suite B
Wall, New Jersey 07719

Re: BIO-Key International, Inc.
        Form SB-2
        Filed on September 11, 2006
        File No. 333-137240
        Form 10-QSB for the period ended June 30, 2006
        Filed on August 18, 2006
        File No. 001-13463

Dear Mr. DePasquale:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. We note that BIO-Key filed post-effective amendments to File Nos. 333-115037 and 333-120104 on September 28, 2006. Please be advised that the post-effective

amendments are being separately reviewed and that the review may result in
comments which would need to be resolved before the desired effective time.

Part II, page II-1

Item 28. Undertakings, page II-8

2. Please revise your registration statement to include all undertakings that apply to this
    offering. In this regard, it appears as though BIO-Key is subject to rule 430C and
    should include any corresponding undertakings. Also, it appears as though your
    registration statement includes undertakings that are not applicable to this offering.
    For example, we note that subsection (c) of your undertakings reference the
    incorporation by reference of the registrant's annual report. Please revise or advise.

Item 27. Exhibits, page II-5

Legality Opinion

3. The opinion references Shares that "will be validly issued, fully paid and
    nonassessable." However, your registration statement is also registering common
    stock that has already been issued. The opinion should address whether the
    outstanding shares are currently validly issued, fully paid and nonassesable. Please
    revise accordingly.

Form 10-QSB for the period ended June 30, 2006

4. Please revise to disclose who discovered the material weaknesses to your disclosure
    controls and procedures, when the material weaknesses occurred, when the material
    weaknesses were discovered and the circumstances that led to the discovery of the
    material weaknesses. Also, please expand your disclosure to discuss any impact these
    material weaknesses have had on your financial statements and any restatements that
    have occurred as a result.

5. In addition to the information that we request above, please revise to provide a
    materially complete description of the four material weaknesses identified by the
    company and its former auditors. Also, disclose the steps taken, in addition to the
    measures discussed on page 35, to remediate each of the material weaknesses.

6. We note that your Chief Executive Officer and Chief Financial Officer certified, in
    their Rule 13a-14(a) certifications, that based on their knowledge, "the financial
    statements, and other financial information included in [your filings], fairly present in
    all material respects the financial condition, results of operations and cash flows of
    the registrant as of, and for, the periods presented in [your reports]." Given the
    material weakness discussed in your disclosure, disclose why you believe that the

financial statements for the fiscal period covered by your reports "fairly present in all material respects the financial condition, results of operations and cash flows of the registrant."

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Werbitt at (202) 551-3456 or me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Charles J. Johnson, Esquire
        Choate, Hall & Stewart LLP
        Two International Place
        Boston, MA 02110